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                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

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                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                           C-CUBE MICROSYSTEMS, INC.
                           (NAME OF SUBJECT COMPANY)

                           C-CUBE MICROSYSTEMS, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   1250INI108
                         (CUSIP NUMBER OF COMMON STOCK)

                                 CHRIS FARRELL
                            1778 MCCARTHY BOULEVARD
                              MILPITAS, CA  95305
                                 (468) 490-8000
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

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                                WITH A COPY TO:

                            STEVE L. CAMAHORT, ESQ.
                    WILSON SONSINI GOODRICH & ROSATI, P.C.
                      ONE MARKET, SPEAR TOWER, 33RD FLOOR
                            SAN FRANCISCO, CA 94105
                                 (415) 947-2000

[X] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS
    MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

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Employee Communications Q & A
Re: C-Cube and LSI Merger

Q.Will there be layoffs as a result of this merger?
A.It's too difficult to tell at this point. It is our intention to minimize the impact of this merger on all of our employees. We will communicate often to keep all employees advised of what is happening throughout the process.

Q.What about our stock options? What's going to happen to them?
A.Legal counsel will provide a written communication on how vested and unvested options will be converted as a result of this merger. Once that is available all employees will be advised.

Q.Under what company name will we be known?
A.Once the merger is approved and completed, C-Cube will become known as LSI Logic. The goal is to take the best of both corporate cultures and combine them. We will not have a separate identity within LSI.

Q.Why did the deal accelerate so fast?
A.C-Cube and LSI have had mutual discussions over the past several years, but no concrete actions arose. The offer made this weekend by LSI was one that just doesn't come around anytime we want it, so we chose to accept while the offer was so favorable. An 85% premium on our stock price is very attractive, especially in this down market.

Q.What are the restrictions on communications between our two companies?
A.There should be no discussion between C-Cube and LSI employees on any information exchange until the merger is complete. There is a process for how we disclose company information to external audiences, whether to a potential merger candidate, the media, or the financial community. If anyone questions you or if you have any questions yourself, please contact Wendy Matthews X8707 or Steven Horwitz X8385.

Q.It was stated that R & D and Applications will report to Umesh in the organization (Broadband Entertainment) he will head up at LSI. What about the other areas like Operations?
A.LSI has three business units, but they have functional organizations at the corporate level to support all the business units. Organizations such as Operations, do not report into the business unit.

Q.Why the rush? Why not wait two more years when our stock might be up and our value would be higher?
A.Opportunities like this don't come around very often. We must move and move quickly before the offer goes away. There is no way to predict if our stock would go up. No one can predict what the economic situation might be in two years.

Q.What about those who are in the process of obtaining their "green cards?" Will C-Cube still help us?
A.The "green card" application process will continue uninterrupted. C-Cube Human Resources will work with our legal counsel to help employees who are working on getting their "green cards."



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Q. How will our medical and dental benefits be affected?
A.These are part of the details to be worked out during the merger process. Until the merger is finalized and approved, your C-Cube benefits remain in effect with no change. When more information becomes available on this we will communicate with all employees.

Q.When is the merger supposed to be finalized?
A.There are many legal steps to be taken, but we estimate the merger will be concluded in early Q3. Until then, we are still C-Cube Microsystems and should not be discussing any information with anyone, including those at LSI Logic.

Q.How did customers take the news?
A.In general, quite favorably. They definitely see the synergy involved. Like all of us, they want to take some time to digest this news and consider how it affects them, but most see it as positive.

Q.What is the organizational structure of LSI?
A.They have three business units:

               Networking Infrastructure
               Storage Area Networks
               Broadband Entertainment - this is the unit Umesh will manage

Q.There is minimal overlapping in our product portfolios, but what are those overlapping areas?
A.Primarily they are in the back end of the set-top boxes.

Q.Will we continue using .18micron technology or will we convert to some other dimension?
A.We will continue our development using .18micron, which is also what LSI is working with. If we move to .13micron or some other technology, it will be done on a collaborative basis. LSI is also engaged with TSMC for their foundry work, so there are already similarities between us in this regard.

Q.Is it true that LSI's fab utilization is only at around 50%?
A. All fabs, in this current market, are under-utilized.

Q.Will we be forced to exercise our options?
A.No.

Q.Do the shareholders need to vote on this merger?
A.This transaction invloves two steps. The first step is an exchange offer which does not require a shareholder vote. The second step is a merger which does not involve a shareholder vote if more than 90% of the shares are acquired in the exchange offer.

Q.How did the board of directors vote on this?
A.It was unanimous, 5-0, to proceed. They felt it was a good move for us.

Q.Is SEC approval necessary?
A.Yes. That will be the approval process we will be going through during the next few months.

Q.Will we get the chance to meet some of the LSI people?
A. At a future meeting, Wilf Corrigan, chairman of LSI, and perhaps other members



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of his team, will be invited to join us for Q & A. After the merger is final, we will explore a more informal way to get to know each other.

Q. Is there a hiring freeze, or are reqs. still open?
A.We will still continue to hire for critical positions.

This section of the Corporate Intranet is maintained by: Michelle Lee The site was last updated on:Tuesday, March 27, 2001
For any questions please contact: Michelle Lee or call 1-408-490-5386


         C-Cube Microsystems, Inc. ("C-Cube") shareholders are advised to read the tender offer statement regarding the business combination between C-Cube and LSI Logic Corporation ("LSI") referred to in the Q&A above, which will be filed by LSI and Clover Acquisition Corp., a wholly-owned subsidiary of LSI, with the U.S. Securities and Exchange Commission (the "SEC"), and the related solicitation/recommendation statement that will be filed by C-Cube with the SEC. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to this offer. These documents will be made available to all holders of C-Cube common stock at no expense to them. These documents also will be available at no charge at the SEC's web site at www.sec.gov. The Q&A above is neither an offer to purchase nor a solicitation of an offer to sell securities of C-Cube. The tender offer will be made solely by an offer to purchase and related letter of transmittal to be disseminated upon the commencement of the tender offer.

         This communication contains forward-looking statements within the meaning of the U.S. Securities Act, including statements regarding the proposed acquisition of C-Cube by LSI and the future benefits of this transaction. Factors that could cause actual results to differ materially from those contained in such forward-looking statements include, but are not limited to, risks related to the planned acquisition including the inability to close the planned transaction or to achieve expected synergies; the successful integration and market acceptance of the product technologies; and other factors as described in the "Factors that may affect future results" section of C-Cube's most recent Form 10-Q for the fiscal quarter ended September 30, 2000. All forward-looking statements are based on information available to C-Cube on the date hereof, and C-Cube assumes no obligation to update such statements.